Exhibit 99.1

COMPANIES ACT 2016 (ACT 777) CERTIFICATE OF INCORPORATION ON CHANGE OF NAME OF COMPANY This is to certify that CL TECHNOLOGIES (INTERNATIONAL) SDN. BHD. 201901005005 (1314332-U) which was, on the 14ᵗʰ day of February 2019, incorporated under the Companies Act 2016, as a private company, on the 8ᵗʰ day of October 2026 changed its name to CLAI TECH SDN. BHD. and that the company is a private company, and is a company limited by shares. Dated at KUALA LUMPUR this 9ᵗʰ day of October 2026. REZY IZWAN RAMLY DEPUTY REGISTRAR User Id : horcorp Printing Date : 09/10/2026 This certificate information is generated from MYDATA SSM Services as at 09/10/2026 09:41:42. MENARA SSM@SENTRAL, NO.7, JALAN STESEN SENTRAL 5, KUALA LUMPUR SENTRAL, 50623 KUALA LUMPUR. TEL : 03-7721 4000 FAX : 03-7721 4001